     As filed with the Securities and Exchange Commission on August 21, 2000
                         Registration No. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                              IBS INTERACTIVE, INC.
             (Exact name of Registrant as Specified in Its Charter)

          DELAWARE                            13-3817344
(State or Other Jurisdiction    (I.R.S. Employer Identification Number)
     of Incorporation or
        Organization)

                          2 RIDGEDALE AVENUE, SUITE 350
                         CEDAR KNOLLS, NEW JERSEY 07927
                                 (973) 285-2600
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                           NICHOLAS R. LOGLISCI, JR.
                      President and Chief Executive Officer

                              IBS INTERACTIVE, INC.
                          2 Ridgedale Avenue, Suite 350
                             Cedar Knolls, NJ 07927
                                 (973) 285-2600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

                  Please send a copy of all communications to:

                            RANDI-JEAN G. HEDIN, ESQ.
                            Kelley Drye & Warren LLP
                               Two Stamford Plaza
                              281 Tresser Boulevard
                           Stamford, Connecticut 06901
                                 (203) 324-1400

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
                                                         -

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
__________________________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

---------------------

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

================================================================================
                                    Proposed       Proposed
                                     Maximum        Maximum
                       Amount       Aggregate      Aggregate
Title of Shares         To Be       Price Per      Offering       Amount Of
To be Registered     Registered     Unit (1)       Price (1)    Registration Fee
--------------------------------------------------------------------------------

Common Stock, $0.01     381,945       $ 4.25      $ 1,623,266       $ 428.54
par value per share     shares
================================================================================


(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Common Stock as reported on the Nasdaq SmallCap Market on August 15, 1999 pursuant to Rule 457(c).

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

[LEGEND: The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.]


                  SUBJECT TO COMPLETION, DATED AUGUST 21, 2000

                                   PROSPECTUS


                                     [LOGO]



                              IBS INTERACTIVE, INC.
                                 381,945 SHARES
                                  COMMON STOCK

      This prospectus relates to 381,945 shares of IBS Interactive, Inc. common stock that may be offered for sale by certain of our stockholders and will not be underwritten. The shares being registered under this prospectus for the selling stockholders consist of: (1) 230,000 shares of our common stock and 57,500 shares of common stock issuable upon the exercise of certain warrants issued to several private investors in a private transaction in March and April 2000 (the "2000 Private Placement"), (2) 32,500 shares of common stock issued to Jeffrey Brenner, our former Chief Operating Officer, pursuant to his employment agreement, (3) 11,945 shares of common stock issuable upon the exercise of certain warrants issued to LaSalle St. Securities, LLC as a placement agent fee in April 2000, (4) 50,000 shares of common stock issuable upon the exercise of certain warrants issued to EBI Securities Corporation as fees payable in connection with mergers and acquisition consulting services performed by EBI Securities Corporation on our behalf.

      The selling stockholders may sell their shares from time to time on the Nasdaq SmallCap Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. We will not receive any proceeds from the sale of these shares. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. We will pay the costs relating to the registration of these shares.

      We have prepared this prospectus so future sales of common stock by the selling stockholders will not be restricted under the Securities Act. The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be an "Underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IBSX." On August 16, 2000, the last reported sale price of our common stock was $4.375 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING THESE SHARES OF OUR COMMON STOCK.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   AUGUST __, 2000

                                  TABLE OF CONTENTS

                                                                 PAGE

Where You Can Find More Information.......................         3

Information Incorporated by Reference.....................         3

Cautionary Statement Regarding Forward Looking Statements.         4

Risk Factors...........................................            5

Description of Business...................................        14

Indemnification of Officers and Directors...............          24

Use of Proceeds..........................................         24

Selling Stockholders......................................        24

Plan of Distribution....................................          26

Legal Matters...........................................          26

Experts.................................................          26

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION TO BUY SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OR OF ANY SALE OF COMMON STOCK. IN THIS PROSPECTUS, "IBS," "WE," "US" AND "OUR" REFER TO IBS INTERACTIVE, INC. AND ITS SUBSIDIARIES.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, file reports, proxy statements and other information with the SEC. This filed material can be read and copied at regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains our reports, proxy and information statements and other information about us and other companies that file electronically with the SEC.

      This prospectus constitutes a part of a registration statement on Form S-3 filed by IBS with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to IBS and the shares of common stock offered hereby, reference is made to the registration statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

                      INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

o Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, filed with the Commission on March 30, 2000;

o    Our Quarterly  Report on Form 10-QSB,  filed with the Commission on May 15,
     2000;

o Our Quarterly Report on Form 10-QSB, filed with the Commission on August 14, 2000;

o    Our  Current  Report on Form 8-K,  filed with the  Commission  on March 24,
     2000;

o Our amended Current Report on Form 8-K/A, filed with the Commission on May 16, 2000;

o    Our  Current  Report on Form 8-K,  filed with the  Commission  on August 8,
     2000;

o    Our  Current  Report on Form 8-K,  filed with the  Commission  on August 9,
     2000; and

o The description of our common stock set forth in our Registration Statement on Form 8-A/A filed with the SEC on April 30, 1998, including any amendment thereto or report filed for the purpose of updating such description.

     We will provide at no cost to each person who requests in writing or orally a copy of any or all of the documents incorporated by reference, other than exhibits to the documents, by writing or telephoning us at the following address: IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, New Jersey 07927, telephone: (973) 285-2600, attention Howard B. Johnson, Chief Financial Officer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      STATEMENTS IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING STATEMENTS REGARDING OUR EXPECTATIONS, HOPES, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS INCLUDE OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND TRENDS AFFECTING OUR BUSINESS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE DATE OF THIS PROSPECTUS, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (I) A DECLINE IN GENERAL ECONOMIC CONDITIONS OR A LOSS OF MAJOR CUSTOMERS, (II) THE UNAVAILABILITY OR MATERIAL INCREASE IN THE PRICE OF TELECOMMUNICATIONS SERVICES AND FACILITIES, (III) AN ADVERSE JUDGEMENT IN PENDING OR FUTURE LITIGATION, (IV) TECHNOLOGICAL DEVELOPMENTS AND INCREASED COMPETITIVE PRESSURE FROM CURRENT COMPETITORS AND FUTURE MARKET ENTRANTS AND (V) THE RISKS SET FORTH IN THIS PROSPECTUS UNDER THE HEADING, "RISK FACTORS." WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY FUTURE REVISIONS WE MAY MAKE TO FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  RISK FACTORS

WE BEGAN OPERATIONS IN 1995, SO YOUR BASIS FOR EVALUATING US IS LIMITED.

      We have only been in operation since 1995 and many of our services have only been offered since 1997 or later. In addition, we have only been a publicly reporting company since May 1998. Accordingly, we have a limited operating history on which you may evaluate us. You should consider the risks and difficulties frequently encountered by early stage companies in new, rapidly evolving and technology-dependent markets.. Failure by us to adequately address these risks will have a material, adverse effect on our business.

OPERATING LOSSES ARE EXPECTED TO CONTINUE AT LEAST FOR THE NEAR FUTURE. WE MAY NOT HAVE SUFFICIENT CASH FLOW FOR OUR BUSINESS.

       We have recently experienced significant losses in our operations. We expect to continue to incur significant losses for the foreseeable future. For the six months ended June 30, 2000 our operating loss from continuing operations was $5,830,000 and our loss from discontinued operations was $798,000 and loss on sale of discontinued operations was $3,383,000. We expect our expenses to increase as we seek to grow our business and as our business expands. We cannot assure you that our revenues will increase as a result of our increased spending. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain profitability, generate sufficient cash flow or raise capital in sufficient amounts to continue to operate our business If this happens, it may result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets and will have a material, adverse effect on our business.

OUR REVENUES DEPEND IN SIGNIFICANT PART UPON ONE KEY CUSTOMER, AND IN SIGNIFICANT PART UPON NON-RECURRING CONTRACTS

       For the six months ended June 30, 2000, our largest client, Aetna, accounted for approximately 19% of our revenues. In December 1998, we entered into a contractual agreement with Aetna to provide certain information technology professional services. The contract expires on December 31, 2000. Non-renewal or termination of our contract with Aetna would have a material adverse effect on us. Revenues derived from our consulting contracts are generally non-recurring in nature. We cannot assure you that we will obtain additional contracts for projects similar in scope to those previously obtained from Aetna or any other client, that we will be able to retain existing clients or attract new clients or that we will not remain largely dependent on a limited client base, which may continue to account for a substantial portion of our revenues. In addition, we generally will be subject to delays in client funding; lengthy client review processes for awarding contracts; non-renewal; delay, termination, reduction or modification of contracts in the event of changes in client policies or as a result of budgetary constraints; and increased or unexpected costs resulting in losses in the event of "fixed-price" contracts.

      Our revenues are difficult to forecast. We plan to significantly increase our operating expenses to increase the number of our sales, marketing and technical personnel to sell, provide and support our products and services. We may not be able to adjust our spending quickly enough to offset any unexpected revenue shortfall. In addition, at any given point in time, we may have significant accounts receivable balances with customers that expose us to credit risks if such customers are unable to settle such obligations. If we have an unexpected shortfall in revenues in relation to our expenses, or significant bad debt experience, our business will be materially and adversely affected.

      The markets for our services are relatively new and evolving, and therefore the ultimate level of demand for our services is subject to a high degree of uncertainty. Any significant decline in demand for e-Business strategic assessment and advisory services, custom application development and integration, network services, information technology consulting, training, Web-site hosting or Internet access services could have a material, adverse effect on our business and prospects.

ACHIEVING MARKET ACCEPTANCE OF OUR SERVICES IS UNCERTAIN.

      Our success is dependent on our ability to continually attract new and retain existing clients as well as to replace clients who have not renewed their contracts. Achieving significant market acceptance will require substantial efforts and expenditures on our part to create awareness of our services.

LIMITED MARKETING, SERVICE AND SUPPORT CAPABILITIES.

      To effectively market and sell our services, we will need to expand our client service and support capabilities to satisfy increasingly sophisticated client requirements. We currently have limited marketing experience and limited marketing, service, client support and other resources, which may not be adequate to meet the needs of clients.

WE HAVE MANY COMPETITORS AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST
THEM.

      Competition for the e-Business and information technology professional services and Web-hosting and Internet access services that we provide is significant, and we expect that competition will continue to intensify. We may not have the financial resources, technical expertise, sales and marketing or support capabilities to successfully meet this competition. If we are unable to compete successfully against such competitors, our business will be adversely affected. We compete against numerous large companies that have substantially greater market presence, longer operating histories, more significant customer bases, and financial, technical, facilities, marketing, capital and other resources than we have.

      Our competitors also include national, regional and local e-Business, and information technology professional services firms, software development firms and major consulting firms such as:

      o     Andersen Consulting         o     Zamba Solutions
      o     Cambridge Technology        o     MAPICS, Inc.
            Partners
      o     Electronic Data Systems     o     Employease, Inc.
            Corporation
      o     American Management         o     Planning Technologies, Inc.
            Systems, Inc.
      o     IBM                         o     E3 Corporation
      o     Netplex Group, Inc.         o     Catalyst International
      o     Deloitte & Touche, LLP      o     Modis Professional Services, Inc.
      o     Braun Consulting, Inc.      o     Technology Solutions Company
      o     Diamond Technology          o     Great Plains, Inc.
            Partners, inc.
      o     Eloyalty                    o     MarchFIRST Incorporated
      o     Sapient Corporation         o     Microsoft Corp.
      o     iXL Enterprises             o     Third Millenium Communications,
                                              Inc.


      Our competitors include international, national, regional and local Internet service providers, established on-line service providers, cable operators, specialized Internet service providers, regional Bell operating companies and national long-distance carriers such as:

      o     PSINet, Inc.                o     Z-Tel Technologies, Inc.
      o     EarthLink, Inc.             o     AT&T Corp.
      o     MCI WorldCom, Inc.          o     Bell South Corp.
      o     America Online              o     Sprint Corp.
      o     Frontier GlobalCenter       o     Exodus Communications, Inc.
      o     Globix Corporation          o     Qwest Communications
                                              International, Inc.
      o     Concentric Network          o     Verio, Inc.
            Corporation
      o     Cypress Communications,     o     AirGate PCS
            Inc.
      o     Darwin Networks             o     GTE
      o     AboveNet Communications     o     Digex, Incorporated
      o     ICG Communications, Inc.    o     Teligent, Inc.
      o     Network Access Solutions    o     Winstar Communications,Inc.
      o     ITC DeltaCom, Inc.          o     Intermedia Communications
      o     Knology, Inc.               o     Triton PCS
                                        o     Verizon Communications


      Still other competitors who offer some of the services that we offer may expand their capabilities to include a full suite of services. Companies in this arena include: AppliedTheory Corporation, U.S. Interactive, Inc., Interliant, Inc., AppNet, Inc., Breakaway Solutions, Inc. and InternetCommerce.com Resource Technologies, Inc.

      In addition, we encounter competition from numerous other businesses that provide one or more similar goods or services, including numerous resellers of Internet-related hardware and software and Web-site development companies.

      Our competitors may respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our competitors may also devote greater resources than we can to the development, promotion and sale of their products and services. They may develop e-Business products and services that are superior to or have greater market acceptance than ours. Competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to our existing and potential employees and strategic partners. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties.

      New competitors, including large computer hardware, software, professional services and other technology and telecommunications companies, may enter our markets and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products and services. For example, telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions with an increase in the number of customers, higher revenue from professional services, cost reductions or otherwise. In addition, Internet professional services and access businesses are likely to encounter consolidation in the near future, which could result in decreased pricing and other competition.

OUR SUCCESS DEPENDS ON KEEPING UP WITH RAPID TECHNOLOGICAL CHANGES.

      The market for e-Business and information technology professional services and Web-site hosting and Internet access services has only recently begun to develop and is rapidly evolving. Significant technological changes could render our existing products and services obsolete. To be successful, we must adapt to this rapidly changing market by continually improving the responsiveness, functionality and features of our products and services to meet customers' needs. If we are unable to respond to technological advances and conform to emerging industry standards on a cost-effective and timely basis, our business will be materially and adversely affected.

OUR OPERATIONS DEPEND ON THE CAPABILITIES OF OUR NETWORK OPERATIONS CENTER.

      Our success depends in large part upon the performance of our network operations center and our ability to expand our network operations center as our customer base gets larger and the needs of our customers for Internet access, Web-site hosting and Web-site programming services become more demanding. If we are unsuccessful in providing a network operations center with the necessary capabilities, our business will be materially and adversely affected. Our existing network operations center relies entirely on third-party data communications and telecommunications providers. These include Internet service provider companies such as MCI Worldcom, Sprint Communications, Winstar Communications, Inc., Cox Communications and Cable & Wireless, and long-distance and local carriers, such as Verizon Communications, Bell South, MCI WorldCom, Hyperion, Digex, Incorporated and KMC Telecom, Inc. to provide leased telecommunication lines on a cost-effective and continuous basis. These carriers are subject to price constraints, including tariff controls, that in the future may be relaxed or lifted. This could have a material and adverse effect on the costs of maintaining our network operations center. In accordance with industry custom, we do not maintain agreements with these suppliers. Accordingly, we cannot assure you that these suppliers will continue to provide services to us or that we can replace them on comparable terms.

      Other risks and difficulties that we may encounter in connection with expanding our network include our ability to adapt our network infrastructure to changing customer requirements and changing industry standards.

BECAUSE WE ARE DEPENDENT ON COMPUTER SYSTEMS, A SYSTEMS FAILURE WOULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS.

      Our business depends predominantly on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain most of our computer systems in one of our facilities in New Jersey. While we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We also lease telecommunications lines from local and regional carriers, whose service may be interrupted. Any damage or failure that interrupts or delays our network operations could materially and adversely affect our business.

IF OUR SECURITY MEASURES ARE INADEQUATE, OUR BUSINESS WILL BE ADVERSELY
AFFECTED.

      We have taken measures to protect the integrity of our infrastructure and the privacy of confidential information. Nonetheless, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability.

      The security services that we offer in connection with customers' use of the networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

WE ARE DEPENDENT ON HARDWARE AND SOFTWARE SUPPLIERS TO PROVIDE US WITH THE PRODUCTS AND SERVICES NEEDED TO SERVE OUR CUSTOMERS.

      We rely on outside vendors to supply us with computer hardware, software and networking equipment. These products are available from only a few sources. We primarily buy these products from Hewlett-Packard Company, Sun Microsystems, Inc., Lucent Technologies, Cisco Systems, Inc. and Adtran, Inc. We cannot assure you that we will be able to obtain the products and services that are needed on a timely basis and at affordable prices.

      We have in the past experienced delays in receiving shipments of equipment purchased for resale. We may not be able to obtain computer equipment on the scale, at the times required by us or at an affordable price. Our suppliers may enter into exclusive arrangements with our competitors or stop selling their products or services to us at commercially reasonable prices. If our sole or limited source suppliers do not provide us with products or services, our business may be materially and adversely affected.

WE MAY HAVE DIFFICULTY ESTABLISHING AND MANAGING OUR EXPANDING OPERATIONS.

      A key element of our business strategy is the expansion of our continuing business segments, which requires a great deal of management time and the expenditure of large amounts of money. Our success will depend on our ability to complete, integrate, operate and further expand and upgrade our continuing business segments and failure to do so would materially and adversely affect our business plans. In addition, our inability to manage and expand our continuing business segment, if we do not institute adequate financial and managerial controls and reporting systems and procedures to operate from multiple facilities in geographically dispersed locations, will cause our operations to be materially and adversely affected.

CONDUCTING OUR BUSINESS EXPOSES US TO POTENTIAL LIABILITY TO CLIENTS.

      Our services involve development, implementation and maintenance of computer systems and computer software that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of our services could harm our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for such failure or inability. In addition, in the course of performing services, our personnel often gain access to technologies and content that includes confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. We attempt to limit contractually our damages arising from negligent acts, errors, mistakes or omissions in rendering services and, although we maintain general liability insurance coverage, including coverage for errors and omissions, we cannot assure you that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims. The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, would adversely affect us.

WE MAY BE LIABLE FOR THE MATERIAL CUSTOMERS DISTRIBUTE OVER THE INTERNET.

      The law relating to the liability of online service providers, private network operators and Internet service providers for information carried on or disseminated through their networks is currently unsettled. We may become subject to legal claims relating to the content in the Web-sites we host or in email messages that we transmit. For example, lawsuits may be brought against us claiming that material inappropriate for viewing by young children can be accessed from the Web-sites we host. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. If we have to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our business may be materially adversely affected.

WE MAY NOT BE ABLE TO IDENTIFY SUITABLE ACQUISITION CANDIDATES.

      A key element of our expansion strategy is to grow through acquisitions. If we do identify suitable candidates, we may not be able to make investments or acquisitions on commercially acceptable terms. Acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures. We may not be able to successfully integrate the services, products and personnel of any acquired business into our operations. We may not be able to retain key employees of the acquired companies or maintain good relations with their customers or suppliers. We may be required to incur additional debt, and we may be required to issue equity securities, which may be dilutive to existing stockholders, to fund acquisitions.

WE MAY MAKE INVESTMENTS OR ACQUISITIONS THAT ARE NOT SUCCESSFUL.

      We may acquire and integrate complementary businesses, products, services or technologies, but we have limited experience in these activities. If we seek to make investments or acquisitions, it will be subject to the following risks:

o The difficulty of assimilating the operations and personnel of acquired companies.

o     The potential disruption of our business.

o The inability of our management to maximize our financial and strategic position by the incorporation of an acquired technology or business into our service offerings.

o The difficulty of maintaining uniform standards, controls, procedures and policies.

o The potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management.

      We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash could be used to consummate the acquisitions. If we were to consummate one or more acquisitions in which the consideration consisted of stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Acquisitions required to be accounted for under the purchase method could result in significant goodwill and/or amortization charges. In addition, an inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets.

WE MAY SELL ALL OR A PORTION OF OUR INTERNET ACCESS SUBSCRIBER BUSINESS WHICH MAY RESULT IN A LOSS.

      We recently sold a portion of our Internet access business and may sell portions or all of our remaining Internet access business. We cannot assure you that if our remaining Internet access services business is sold that the transaction(s) will not result in a loss since the ultimate proceeds could be subject to a number of uncertainties that management is unable to predict with a high degree of certainty at this time. Such uncertainties include, but are not limited to: future market conditions and the availability of buyer(s) willing to purchase the assets on terms acceptable to us.

WE HAVE RECENTLY SIGNED AN AGREEMENT PROVIDING FOR OUR REORGANIZATION AS A SUBSIDIARY UNDER A HOLDING COMPANY.

      On July 31, 2000, we signed a reorganization agreement pursuant to which we will enter into a three-way strategic combination with Infonautics, Inc. and First Avenue Ventures, Inc. to create a publicly-held holding company called Digital Fusion, Inc. that will own us, Infonautics, Inc. and First Avenue Ventures, Inc. Under the terms of the reorganization agreement, our stockholders and the shareholders of Infonautics, Inc. will receive one share of the holding company common stock for each share of our common stock or the common stock of Infonautics, Inc. owned by them, and First Avenue Ventures, Inc. will invest $6 million in the new company and its stockholders will receive shares of Digital Fusion preferred or common stock, which will represent, in the aggregate, approximately 4.5% of the issued and outstanding shares of the new company. We cannot assure you that the reorganization will ultimately be completed. If the reorganization agreement is terminated by us or by Infonautics, Inc. under certain circumstances, we may be required to pay a termination fee of $2 million. In addition, our management team will continue to focus its time and other of our resources on the proposed reorganization which may result in the loss of business opportunities that we otherwise would have pursued. If the reorganization is completed, then the ownership interests of our stockholders in the holding company will be diluted relative to their current ownership of us because upon completion of the reorganization our stockholders will own approximately 35 percent of the total issued and outstanding common stock of the holding company. Moreover, if the reorganization is completed, we cannot assure you that the directors and management of the holding company, which will include directors and executives from Infonautics, Inc. and First Avenue Ventures, Inc. as well as from us, will be successful in integrating the products, services and capital management of the three subsidiaries, or that the new business model will be able to compete efficiently or effectively in the markets in which the holding company will operate.

WE MAY NOT BE ABLE TO RETAIN THE KEY PERSONNEL WE NEED TO SUCCEED.

      As we continue to increase the scope of our operations, our workforce has grown significantly. As of June 30, 2000, we had 321 full-time and 5 part-time employees. We will need to attract, train and retain more employees for management, engineering, programming, sales and marketing, and customer support technician positions. Competition for qualified employees, particularly engineers, programmers and technicians, is intense. Consequently, we may not be successful in attracting, training and retaining the people we need to continue to offer solutions and services to present and future clients in a cost effective manner or at all.

OUR POSSIBLE NEED FOR FUTURE FINANCINGS COULD HAVE A DILUTIVE EFFECT ON OUR STOCKHOLDERS.

      Our future capital uses and requirements will depend on numerous factors, including:

o The extent to which our solutions and services gain market acceptance.

o The level of revenues from our present and future solutions and services.

o     The expansion of operations.

o The costs and timing of product and service developments and sales and marketing activities.

o     Costs related to acquisitions of technology or businesses.

o     Competitive developments.

      In order to continue to increase sales and marketing efforts, continue to expand and enhance the solutions and services we are able to offer to present and future clients and fund potential acquisitions, we will require additional capital that may not be available on terms acceptable to us, or at all. In addition, if unforeseen difficulties arise in the course of these or other aspects of our business, we may be required to spend greater-than-anticipated funds.

      Our working capital at June 30, 2000 was $5.8 million. We believe that operating cash flow generated through existing customers, new business activities and cost reduction efforts, current cash and cash equivalents and working capital levels, and the expected proceeds from the sale of our consumer dial up business to EarthLink, will be sufficient to fund operating cash flow needs, debt principal payment obligations, and capital expenditures. At present, we expect that $2.4 million in bank debt will be paid down in full in the third quarter of 2000, with the final payment due on September 30, 2000. Our current estimate of capital expenditures for the year ending December 31, 2000 is $250,000. In the event that we are unsuccessful in reducing our operating losses for the balance of 2000, we will be required to re-examine our current business plans and seek alternative financing. We cannot assure you that alternative financing will be available on terms acceptable to us.

       As a consequence, we will be required to raise additional capital through public or private equity or debt financings, collaborative relationships, bank facilities or other arrangements. Any additional equity financing is expected to be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and increased interest costs. We have financed our operations to date primarily through private sales of equity securities, proceeds from our IPO and loan facilities.

      We cannot assure you that additional funding will be available for us to finance our ongoing operations when needed or that adequate funds for our operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed, if at all, or on terms acceptable to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our expansion programs, to limit the marketing of our services, or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves. This would have a material adverse effect on our business.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK
PRICE.

      Our revenues and operating results vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In that event, the market price of our common stock may fall.

      Factors that could cause quarterly results to fluctuate include:

o     Customer demand for services.

o     The timing of the expansion of operations.

o Seasonality in revenues, principally during the summer and year-end holidays.

o The mix of products and services revenues from our operating divisions.

o     Changes in the growth rate of Internet usage.

o     Changes in pricing by us or competitors.

o The introduction of new products or services by us or competitors.

o     Costs related to acquisitions of technology or businesses.

CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

      There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. The government may also seek to regulate some segments of our activities as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION.

      We rely on a combination of copyright and trademark laws, trade secrets laws and license and nondisclosure agreements to protect our proprietary information, particularly the computer software applications that we have developed. We currently have no registered copyrights or patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. The majority of our current contracts with our clients contain provisions granting to the client intellectual property rights to certain of our work product, including the customized programming that we create for such client. We anticipate that contracts with future clients will contain similar provisions. Other existing agreements to which we are a party are, and future agreements may be, silent as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to a client or is ambiguous, our ability to reuse or resell such rights will or may be limited.

      Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. We cannot assure you that such agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD HAVE ADVERSE EFFECTS.

      The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of common stock in the market after this offering, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      We are planning to file a registration statement under Form S-8 to register 1,380,000 shares issuable relating to options in our 1998, 1999 and 2000 Stock Option Plans. As of June 30, 2000 we have granted options to purchase 583,963 shares of common stock under our 1998 and 1999 Stock Option Plans, and, on June 9, 2000, our stockholders approved our 2000 Stock Option Plan, which authorizes us to issue options to purchase an additional 700,000 shares of common stock. As of July 7,2000 we have granted options to purchase 340,000 shares under the 2000 Stock Option Plan. Also, in addition to the options we have granted and are authorized to grant under our Stock Option Plans, we issued options to purchase 480,000 shares of common stock in connection with the digital fusion merger. If the holders of these options were to exercise their rights and sell the shares issued to them, it could have an adverse effect on the market price of our common stock.

      We have also granted 32,500 shares of restricted stock to one of our former officers, all of which shares were vested pursuant to the terms of an agreement between the officer and us, and which shares are being registered for resale in this offering. In addition, we have reserved up to approximately 70,353 shares for issuance in connection with certain acquisitions and have agreed to issue warrants to purchase up to 667,510 shares in connection with the consulting agreements, private placement financings, the conversion of the certain debentures issued by us and other agreements. If and when these shares are issued by us and sold by the various holders, sale of these shares could have an adverse effect on the market price of our common stock.

OUR COMMON STOCK MAY BE SUBJECT TO GREAT PRICE VOLATILITY.

      The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the offering price.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR STOCK.

      We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

OUR CHARTER AND BY-LAWS CONTAIN ANTI-TAKEOVER PROVISIONS.

      Provisions of our Restated Certificate of Incorporation, our Amended and Restated By-laws, and Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                             DESCRIPTION OF BUSINESS

      We are a leading provider of single source e-Business and information technology professional services, Web-site hosting, and Internet access services to mid-size businesses and public sector institutions in the Eastern and Mid-Western U.S.

      We represent an emerging breed of e-Business and information technology professional services firm - one that provides total solutions by transforming technology into value for clients through integrated, multi-disciplinary service offerings.

      We utilize advanced technologies to provide the following services individually or as part of a single source package custom designed for a client's needs:

o     e-BUSINESS STRATEGIC ASSESSMENT AND ADVISORY SERVICES

o     CUSTOM APPLICATION DEVELOPMENT AND INTEGRATION

o     NETWORK SERVICES

o     INFORMATION TECHNOLOGY CONSULTING AND TRAINING

o     SHARED AND CO-LOCATION WEB-SITE HOSTING

o     INTERNET ACCESS SERVICES

      We market our e-Business and information technology professional services, Web-site hosting and Internet access services to mid-sized businesses (including mid-sized departments of larger enterprises) and public sector institutions. We believe they are increasingly in need of and demanding single source solutions for these services due to the difficulty and expense of managing and integrating multiple vendors. Our comprehensive suite of services enables our clients to capitalize on the wide variety of critical business and data communication opportunities made possible by the Internet and Internet-related technologies.

      Our clients during the year ended December 31, 1999 included, among others: Aetna Inc., The Archdiocese of New York, The Black & Decker Corporation, Commerce Bancorp, Inc., Dendrite International, Inc., Deutsche Bank, Foster Wheeler Corporation, ING Barings, Loews Cineplex Entertainment Corporation, McKinsey & Company, ExxonMobil Corporation, TIAA-CREF, University of Southern Mississippi, and the Wharton School of Business at the University of Pennsylvania.

      We were incorporated in February 1995 as Internet Broadcasting Systems, Inc. and changed our name to IBS Interactive, Inc., when we went public in May 1998. We trade on the NASDAQ SmallCap Market under the symbol IBSX.

STRATEGIC ALTERNATIVES

      On July 31, 2000, we announced a three-way strategic combination with Infonautics, Inc. and First Avenue Ventures, Inc. to create a publicly-held venture technology company that will be named Digital Fusion, Inc. (see Recent Developments).

      On June 15, 2000, the Company entered into an agreement with EarthLink, Inc. ("EarthLink") to divest its consumer dial up business subject to certain contingencies. The contingencies were subsequently resolved and the transaction was announced on August 8, 2000 (see "Recent Developments"). Total allocated assets, revenues, and operating losses of our consumer dial up business as of and for the six months ended June 30, 1999 and 2000 are as follows:

            --------------------------------------------------
                                          1999       2000
            --------------------------------------------------
            Total Assets.............  $3,769,000  $4,121,000

            Revenues.................  $1,137,000  $1,788,000

            Operating Losses.........   ($512,000)  ($798,000)


      We are currently evaluating strategic alternatives and options relating to our remaining Internet access services business, which may include the possible sale of all or a portion of our remaining Internet access services business. At June 30, 2000, our remaining Internet access services business consists of 276 digital subscriber line accounts and 37 dedicated line accounts. Revenues for this business were approximately $255,000 and $630,000 for the six month period ended June 30, 1999 and June 30, 2000, respectively.

      During the three months ended March 31, 2000, we effected a reduction in our workforce and, as a result, recognized a charge of $567,000 related to severance, benefits and entitlements. In addition, we decided to terminate our Microsoft training business and recognized a charge of $298,000 which is comprised of the costs of winding down this business and impairment losses on the value of related assets. As of June 30, 2000, $360,000 remained of the total accrual of $865,000.

      In addition, we continue to explore the strategic alternatives, options and opportunities available to us in all of our business segments to maximize shareholder value.

COMPANY SERVICES

      We offer our clients a full array of custom-designed, scalable and reliable e-Business and information technology professional services, Web-site hosting and Internet access services. These include:

E-BUSINESS STRATEGIC ASSESSMENT AND ADVISORY SERVICES

      Our strategic advisory services help clients identify and prioritize their business objectives with the goal of developing sound strategies to use leading technologies to provide an attractive return on investment quickly and efficiently.

o Our approach is to conduct thorough yet rapid analyses of a client's business priorities, challenges, operations, competitive situation, sales drivers, supply chain and existing technology platforms. Upon completion of these analyses, we work with clients to identify how the Internet and other new technologies can be used to drive new revenue channels, improve operating expense outlays, strengthen customer relationships and maximize employee loyalty and contributions. We then deliver a comprehensive set of solutions driven by the client's business priorities that should maximize their return on investment. Our solutions are driven by our philosophy that initial investments in the Internet economy need not be large, but they must deliver value to the client's bottom line.

o In addition to our strategy development services, we offer the unique ability to provide our clients with an objective review and assessment of their enterprise systems and architecture. Many mid-tier clients are unable to move forward with new technologies because of legacy systems issues - clients have either grown so rapidly that they outgrew their internal information technology capabilities or information technologies were simply not considered strategically or tactically important to their business. In either case the result, typically, is a patchwork of dissimilar and unconnected parts that hinder rather than help a client's business. We believe that recognizing these issues and fortifying a company's information technology foundation is critical to our ability to turn information technologies into assets rather than cash and productivity drains, and is a strategic differentiator in our marketplace.

CUSTOM APPLICATION DEVELOPMENT AND INTEGRATION

   We work with clients to develop and implement end-to-end solutions on a project basis. We begin our projects with the strategic assessment and advisory phase. To implement the results of our strategic analyses, we develop custom Internet and Intranet applications and/or leverage third party, best-of-breed products to facilitate a wide breadth of client initiatives. We combine professional project management services with a comprehensive life cycle methodology that ensures consistent results based on a clear understanding of, among other matters, the client's business needs, current information technology architecture, scalability requirements and cost constraints.

      PROJECT MANAGEMENT. Our project management services include sound practices and principles for project planning and tracking, communication and feedback, quality control, change management, relationship management, resource planning, and risk management.

      QUALITY RESOURCES. To every project we apply personnel resources best suited for the specific needs identified. Our programmers are well trained in both technology implementation and customer satisfaction. We train our programmers in multiple disciplines, so that they may satisfy different roles depending on the engagement, making them valuable to our customers and ensuring skilled resource availability for tasks at hand. Skills that our resources bring to a project include:

o     Project Management

o     Business Analysis and Modeling

o     Technical and Application Architecture

o     Web Site Modeling and Design

o     Web and Graphical Interface Design

o     Component-based Application Development

o     Database Administration

o     Quality Assurance Testing and Control

      EXPERIENCE. As a technology organization, we have a wealth of knowledge and experience on several levels. We ensure that every programmer at every level has access to this knowledge and experience.

o Technical Skills - We have strong technical skills in developing both Internet applications and complex client/server systems using leading technologies such as Microsoft, Allaire, Sybase, Oracle, and JAVA.

o Integration Experience- We have several years of experience integrating Internet and intranet solutions with enterprise resource planning, manufacturing resource planning, financial/accounting, human resources, customer relationship management, and time and expense/project accounting systems.

o Industry Experience - We have delivered Internet and intranet solutions to a diverse range of industries, including: healthcare, pharmaceuticals, financial services, retail, wholesale, and manufacturing

o Internet Solutions Expertise - We have delivered solutions in all areas of Internet development, including: portals, intranets/extranets, e-commerce systems, customer service/support, subscription, front-end design, back-end database integration and knowledge management.

      COMPREHENSIVE LIFE CYCLE METHODOLOGY. We incorporate a deliverables-based life cycle methodology that is designed to allow flexibility to adapt to the uniqueness of each customer and project. Our methodology includes the following phases.

o DISCOVER - Uncover problem areas, identify needs, and help customers will short and long term strategies.

o DEFINE - Put detail definition behind the most critical needs to be addressed.

o DESIGN - Model, prototype, and create specifications for the solution to be implemented.

o DEVELOP - Build the necessary system components using the right technology and architecture.

o     DEPLOY - Launch the solution and ensure results meets expectations.

NETWORK SERVICES

      We provide a comprehensive range of network services, including network planning, design, implementation, operations, optimization, consulting and training.

      NETWORK PLANNING. Network planning focuses on providing clients with strategic and tactical analyses of their current network operations and future network requirements. We provide network planning services that encompass a number of critical planning elements including:

o     defining client business requirements;

o     developing strategic information architectures;

o     performing network baseline audits;

o preparing capacity plans for the physical network, logical transport and services;

o     selecting preferred technologies; and

o     conducting network security audits and planning.

      NETWORK DESIGN. Network design includes services that assist in the design of physical, logical and operational information infrastructures. These services involve detailing the network specifications and implementation tactics necessary to achieve clients' business objectives. To accomplish this task, we generate a set of work papers that identify the specific technologies to be used and the manner in which such technologies will be configured and implemented. These work papers also provide an analysis of the manner in which new technology will be integrated with the client's existing hardware and software and the manner in which such integrated components will be managed on an ongoing basis. Examples of the network design services we offer include:

o     life-cycle planning,

o     developing future technology integration plans,

o     defining functional requirements,

o     developing multi-vendor integration plans,

o     preparing technical design documentation,

o     developing engineering specifications and documents,

o preparing specifications in connection with requests for proposals or other make/buy criteria and

o     providing detailed component purchasing lists.

      NETWORK IMPLEMENTATION. Network implementation includes high value-added network services such as IP addressing and router configuration, as well as traditional system integrator functions such as hardware and software installation and procurement. To serve our clients' networking needs, we maintain affiliations and reseller arrangements with leading hardware and software vendors, including Hewlett-Packard Company, Compaq Computer Corporation, Novell, Inc., Cisco Systems, Inc. and a variety of distributors. We customize implementation plans for each client, which may include the following activities:

o     project management;

o     installing the cabling infrastructure to support network services;

o     integrating new hardware and software products and systems;

o     building network operations and management centers;

o re-configuring and upgrading network elements, systems and facilities; and

o implementing installation documentation, conformance testing and compliance certification.

      NETWORK OPERATIONS. Network operations includes ongoing tasks necessary to keep the client's network fully operational. We provide network operations services to a range of clients, including those with client/server networks running both Internet (TCP/IP) and workgroup (Novell and Microsoft) protocols intermingled with existing networks. We perform specific operation activities in accordance with individual client requirements only after analyzing the client's existing operating practices. Examples of the network operation activities we offer include:

o network administration, including management of user accounts, service levels and client administrative practices;

o network utilization analysis, involving ongoing measurement of network activity against established network baselines;

o ongoing management of documentation, including physical assets, policies and procedures;

o network trouble shooting, involving fault detection, isolation, repair and restoration;

o alarm management, including setting alarm levels, cross-correlation, problem diagnosis and dispatch of service resources; (vi) network backup, including design and supervision of backup processes and policies and exercise of disaster recovery procedures; and

o routine moves, additions and changes to network elements, infrastructure and services.

      NETWORK OPTIMIZATION. Network optimization involves maximizing a client's rate of return on network investments through such means as reduction of operating costs and increases in network utilization. Optimization is closely related to each of the other phases of network development. Optimization services may be long term in nature, address issues such as cost containment and utilization and are often designed to optimize local area network infrastructures. The network optimization services we offer can also be packaged as discrete projects, designed to present alternatives for optimization of workgroup, departmental, building or campus network investments. Additionally, we can provide assistance to clients in optimizing "logical" networks, by addressing a protocol, service or application operating in the larger context of the client's network. Examples of the network optimization services we offer include:

o     recommendations for efficient allocation of bandwidth;

o network traffic analysis, identification of bottlenecks and recommendations for change;

o     network process re-engineering; and

o knowledge transfer to client operations personnel on topics such as basic practices, or operations of network management tools and stations.

INFORMATION TECHNOLOGY CONSULTING AND TRAINING

      CONSULTING. Consulting services are provided to businesses and organizations seeking information, guidance and staffing in order to effectively analyze and utilize computer networks, the Internet and other information technology prior to the time such businesses make investments of capital, time and/or personnel

      Consulting services are an important part of our suite of services. We have extensive experience in addressing a variety of client needs through our deep talent pool. Our personnel are used to support client projects in key roles on an individual basis, as well as in large teams of developers and network specialists where we have carried out everything from project management through implementation.

      We work along side our clients in key technical positions to both lead and anchor client project teams. We focus exclusively on new technologies and specialize in the analysis, design, development, architecture and administration of Internet, client/server and network technologies. Our skill sets include:
Windows NT, UNIX, Windows, Linux, MS SQL Server, Sybase, Oracle, Visual Basic, ASP, JAVA, HTML, DHTML, Cold Fusion, Spectra, EA Server, MTS, IIS, COM, PERL, Powerbuilder, Peoplesoft, Photoshop, Paintshop Pro, Flash, DreamWeaver and Front Page.

      The consulting services we provide which relate to network optimization include: (i) desktop and other network server support; (ii) software upgrades and support, (iii) merger and acquisitions technology integration services, (iv) security audits and protocol recommendations, (ii) disaster recovery plan audit and protocol recommendations, (v) network cost audits and (vi) strategic plan development.

      SYBASE TRAINING PARTNER. We are a Sybase Training Partner and provide Sybase tools, Internet and database classes to our customers at our four training sites. We also provide training at our customer sites upon request. These classes develop and improve essential skills of our customers.

WEB-SITE HOSTING

      Internet hosting is a multi-media Internet service that permits clients to have a continued presence on the Web directly through our high-speed servers and multi-homed Internet network. The hosting services we provide include virtual hosting and co-location. Virtual hosting allows a client's Web-site (which may be hosted on either a UNIX or NT server platform) to be connected to the Internet via our network operations center. Co-location permits a client's Internet content to be hosted on a dedicated server located at our network operations center, and we either own the server or it is leased to the client. Co-location eliminates or substantially reduces the capital investments a client would otherwise be required to make to purchase and manage necessary hardware, software and network operations and eliminates certain of the client's security concerns associated with connection of the client's private network(s) to a Web server.

INTERNET ACCESS SERVICES

      We provide a broad range of Internet access, including T-1, T-3 and digital subscriber line service, dedicated leased lines, and hosting services. The Internet access options we offer to our clients include:

o     T-1 and T-3 service;

o     integrated services digital networks (ISDN);

o     Digital subscriber line;

o     dedicated modems for SLIP/PPP access; and

      As discussed earlier, on August 8, 2000 we announced the sale of our consumer dial up business to EarthLink (see "Recent Developments"). We are evaluating strategic alternatives with respect to our remaining Internet access services.

SALES AND MARKETING

      Our sales and marketing strategy is driven by our ability to offer our clients comprehensive e-Business and information technology professional services, Web-site hosting and Internet access services. Our marketing efforts are primarily focused on mid-sized businesses and organizations, and to a lesser extent, on small businesses and consumers. We utilize both direct selling and third-party channels for marketing our services.

      Our marketing efforts principally involve print, radio and direct mailing in areas within the geographic scope of our markets. We believe that the continued expansion of our print, radio and targeted direct mailings are important factors in our ability to continue to expand our business and compete effectively.

      We also generate sales leads through referrals from clients, responses to requests for proposals, referrals from other e-Business and information technology professional service businesses and Internet service providers, our own Web-site and associated links and industry seminars and trade shows. Efforts in all of these areas will continue and will be increased in 2000. As a result of the continuing extension of services that we offer, we are able to offer our clients a wider range of solutions and capitalize on opportunities that we previously outsourced.

      At June 30, 2000 we employed 26 full-time sales people. We believe that the technical knowledge of our executive officers, programmers and network engineers enhances the efforts of our sales staff and allows us to develop sales proposals meeting the specific needs and budgets of our prospective clients. In conjunction with recent increases in our sales and marketing staff, a training effort has been undertaken to ensure that all sales and marketing employees are fully knowledgeable of the complete spectrum of services we offer.

CLIENTS

      Our client base consists primarily of businesses and organizations with e-Business and information technology professional services, Web-site hosting, and Internet access needs. We intend to expand our client base in all of our businesses through internal growth as well as through acquisitions to lessen our dependence on any one particular client or group of clients. Moreover, we are dependent on a limited number of clients for a substantial portion of our revenues. For the six month period ended June 30, 2000, our largest client, Aetna, accounted for approximately 19% of our revenues. See "Risk Factors."

COMPETITION

      The markets for our services are highly competitive. With limited barriers to entry we believe the competitive landscape will continue to grow both from new entrants to the market as well as from existing players, such as Internet service providers, expanding the breadth of their services.

      We believe that competition in the Web-site hosting and Internet access market is primarily based upon quality of service, range of services, technical support and experience.

      We believe that competition in the e-Business and information technology professional services market is based upon the following factors:

o     Flexibility and willingness to adapt to client needs,

o     Responsiveness to client demands,

o     Number and availability of qualified engineers and programmers,

o     Project management capability,

o     Breadth of service offerings,

o     Technical expertise,

o     Size and reputation,

o     Brand recognition and geographic presence, and

o     Price.

      Traditional professional services firms (e.g., management consultants), traditional information technology service providers and advertising firms, have created divisions within their organizations that focus on the e-Business needs of their clients. Many of these service providers, however, do not provide the breadth of services needed to offer comprehensive, integrated e-Business solutions and services. Management consulting firms focus on overall business strategies and the remodeling of business processes for use in an Internet environment. The more traditional information technology service providers are focused on systems integration and the development and implementation of enterprise software applications. Advertising agencies and pure Web design shops have focused on the marketing and creative development of services, but typically lack deep technical capabilities and the ability to provide completely integrated solutions.

      We compete with numerous large companies that have substantially greater market presence and financial, technical, marketing and other resources than we have, including (i) large information technology consulting and service providers and application software firms; (ii) international, national, regional and commercial Internet service providers; (iii) established on-line services companies; (iv) computer hardware and software and other technology companies;
(v) national long-distance carriers, regional telephone companies, and cable operators; and (vi) major consulting and accounting firms. Many of our competitors have announced plans to expand their service offerings and increase their focus on the e-Business and information technology professional services market. As a result, competition is expected to intensify for highly skilled network engineers, programmers and technicians. See "Risk Factors -- We Have Many Competitors and May Not Be Able to Compete Effectively Against Them."

EMPLOYEES

      As of June 30, 2000, we had 326 full-time employees, including 5 executive officers, 253 programmers, network engineers and technicians, 16 persons devoted exclusively to providing technical support to clients, 27 persons dedicated to sales and marketing activities, 20 administrative personnel, and 5 part-time employees. None of our employees are represented by a labor union, and we are not a party to any collective bargaining agreements. We believe that our employee relations are good.

      To maximize the utilization of our resources and evaluate the skills and knowledge of certain prospective employees, we routinely hire temporary personnel to satisfy increased demand for personnel in connection with the commencement of new projects.

RECENT DEVELOPMENTS

      On June 15, 2000, we entered into an agreement to divest our consumer dial up business subject to certain contingencies. The contingencies were subsequently resolved and the transaction was announced on August 8, 2000. Under the terms of the agreement with EarthLink, we will receive a portion of the purchase price, approximately $2 million, in the third quarter upon delivery of the customer list to EarthLink. The final purchase price will be based upon the number of subscribers who remain with EarthLink for a specified minimum period. A loss on disposal of $3.4 million has been recorded in the second quarter, related primarily to the write-off of goodwill, a provision for certain equipment leases and severance costs related to the discontinuance of this business. The determination of the actual purchase price and loss on discontinuance is expected to be finalized in the fourth quarter of this year.

      On July 31, 2000, we announced a three-way strategic combination with Infonautics, Inc. and First Avenue Ventures, Inc. to create a publicly-held venture technology services company that will be named Digital Fusion, Inc. The new enterprise is expected to have 1999 pro forma revenues of approximately $40 million, with 400 employees in 11 cities. The terms of this business combination are set forth in the governing Agreement and Plan of Reorganization, which has been approved by our board of directors and the boards of directors of each of IBS, Infonautics, Inc. and First Avenue Ventures, Inc. as well as by the stockholders of First Avenue Ventures, Inc. Upon approval of the Agreement and Plan of Reorganization by our stockholders and the shareholders of Infonautics, Inc., the shares of common stock of Infonautics, Inc. and IBS will be converted into the right to receive Digital Fusion common stock at fixed exchange ratios. The business combination is intended to be generally tax-free to our stockholders and the shareholders of Infonautics, Inc. as well as to the companies. The business combination will be accounted for as a purchase transaction and, in addition to shareholder approval, is subject to certain additional closing conditions including regulatory approvals. The reorganization is expected to close in the fourth quarter of 2000. See "Risk Factors - We Have Recently Signed an Agreement Providing For Our Reorganization as a Subsidiary Under a Holding Company."

      On May 11, 2000, June 28, 2000, July 20, 2000, and August 9, 2000 we
amended our loan agreement with Bank of America, N.A. (as successor to NationsBank, N.A.) As of June 30, 2000, we had $2,361,149 outstanding under this loan agreement. We expect to pay down this amount in full in the third quarter of 2000, with the final payment due on September 30, 2000.

      On June 15, 2000, we entered into a consulting agreement with TeKBanC.com Limited pursuant to which, in consideration for its consulting services, we granted TeKBanC.com Limited a three and a half year warrant to purchase 75,000 shares of our common stock at an exercise price of $7.00 per share. Such warrants vest ratably over the first six months of the agreement. Ahmed Al-Khaled, who is the Chief Operating Officer of TeKBanC.com Limited, is also one of our directors and a member of the executive committee of the board.

      On June 9, 2000, our stockholders approved our 2000 Stock Option Plan. Under the terms of the 2000 Stock Option Plan, we may issue to eligible participants both qualified incentive stock options (as defined in the Internal Revenue Code of 1986, as amended) and non-qualified options. 700,000 shares of our common stock are currently authorized for issuance under this plan. As of July 7, 2000 we had issued options to purchase 340,000 shares under this plan.

      In March and April 2000, we raised gross proceeds of $7.5 million in a private placement consisting of 68.45 units priced at $110,000 each (the "2000 Private Placement Units"). Each 2000 Private Placement Unit consisted of 10,000 shares of Common Stock and warrants to purchase 2,500 shares of stock at $13.75.

      During the three months ended March 31, 2000, we effected a reduction in our workforce and, as a result, recognized a charge of $567,000 related to severance, benefits and entitlements. In addition, we decided to terminate our

Microsoft training business and recognized a charge of $298,000 that is comprised of the costs of winding down this business and impairment losses on the value of related assets. As of June 30, 2000, $360,000 remained of the total accrual of $865,000.


                  INDEMNIFICATION OF OFFICERS AND DIRECTORS

      As permitted by Section 145 of the Delaware General Corporation Law, our Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware law no director shall be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) arising from payment of dividends or approval of a stock purchase in violation of Section 174 of the Delaware General Corporation Law, (2) for any breach of their duty of loyalty to IBS or IBS' stockholders, (3) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (4) for any action from which the director derived an improper personal benefit. While the Certificate provides protection from awards for monetary damages for breaches of the duty of care, it does not eliminate a director's duty of care. Accordingly, the Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the Certificate described above apply to officers of IBS only if they are directors of IBS and are acting in their capacity as directors, and does not apply to officers of IBS who are not directors.

      In addition, IBS' By-Laws provide that IBS will indemnify its officers and directors, employees and agents, to the fullest extent permitted by Delaware law. Under Delaware law, directors and officers, as well as employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of IBS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in the offering. Of the shares being offered hereunder, an aggregate of (i) were issued pursuant to the 2000 Private Placement each consisting of our common stock and warrants to purchase our comment stock for which we received gross proceeds of $7,500,000, and (ii) 32,500 shares were issued to Jeffrey Brenner, our former Chief Operating Officer in connection with an employment agreement pursuant to which the Company received no cash proceeds. In addition, we will receive an aggregate of $1,579,868 if all of the options and warrants into which the remaining 119,445 shares being offered hereunder are exercised prior to the sales of any of those shares. The use of proceeds for these funds is expected to be for general corporate purposes.

                              SELLING STOCKHOLDERS

      The following table sets forth, to our knowledge, certain information relating to the IBS common stock beneficially owned by each of the selling stockholders. Jeffrey Brenner, our former Chief Operating Officer, resigned as of May 31, 2000. EBI Securities Corporation performs mergers and acquisitions consulting services for us. None of the other selling stockholders has had a material relationship with IBS within the past three years other than as a result of the ownership of the shares or other securities of IBS. The shares included in this prospectus may be offered from time to time by the selling stockholders named below. Unless otherwise indicated above, each of the selling stockholders has acquired the shares to be sold by that person in connection with a private placement transaction in March and April 2000, or will acquire such shares upon the exercise of warrants to purchase those shares, also in connection with a private placement transactions in March and April 2000.


                                                        Number of                       Number of
                                                          Shares       Number of          Shares        Percent of
                                                       Beneficially      Shares         Beneficially    Outstanding
                                                       Owned Prior     Registered       Owned After       Shares
                                                          to the          for               the           After
Name of Selling Stockholder                            Offering (1)    Sale Hereby      Offering(2)      Offering
---------------------------                            ------------    -----------      -----------      --------

LCM Internet Growth Fund, Inc(3).....................      37,500         37,500                0              *
Leland Stahelin & Robert McMaster, Jr................      39,815         12,500           27,315              *
Michael A. Stahelin..................................      12,500         12,500                0              *
George Lazopolous....................................      12,500         12,500                0              *
Warner Blumenthal....................................      15,500         12,500            3,000              *
William B. Rivkin Trust DTD 7-22-92..................      12,500         12,500                0              *
Garo A. Partoyan.....................................      12,500         12,500                0              *
Thomas & Vicki Horvath, JTROS........................      35,000         25,000           10,000              *
Jayant P. Desai & Madhu J. Desai, JTROS..............      12,500         12,500                0              *
Morton Gordon & DeVeria Gordon, JTROS................      12,500         12,500                0              *
National Financial Services F/B/O
  Kamlesh Ramchandani IRA............................      12,500         12,500                0              *
National Financial Services F/B/O Ann
  Geiser IRA.........................................      12,500         12,500                0              *
Baal & O'Connor, a partnership.......................      15,500         12,500            3,000              *
Louis I. Lang........................................      14,000         12,500            1,500              *
Thomas V. Powell.....................................      12,500         12,500                0              *
PPLK Partners........................................      12,500         12,500                0              *
Karim Tabet..........................................      12,500         12,500                0              *
Dominic Lester.......................................      12,500         12,500                0              *
F. Davis Terry.......................................      12,500         12,500                0              *
Allan C. Kane........................................      12,500         12,500                0              *
EBI Securities Corporation(4)........................     150,000         50,000          100,000           2.2%
Jeffrey Brenner(5)...................................     122,500         32,500           90,000           1.8%
LaSalle St. Securities, LLC (6)......................      19,945         11,945            8,000              *


* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of August 7, 2000 on which date the total number of shares of our common stock issued and outstanding was 6,753,895 (not including treasury shares). No options have been issued to the selling stockholders named in this prospectus, except for Jeffrey Brenner, our former Chief Operating Officer, who has been granted options to purchase 90,000 shares. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, We believe, based on information furnished by the selling stockholders, that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares beneficially owned by each selling stockholder prior to the Offering includes shares issuable upon the exercise of warrants as follows: EBI Securities Corporation 100,000; and LaSalle St. Securities, LLC 8,000.

(2)   Assumes all shares offered hereby are sold.

(3) LCM Internet Growth Fund, Inc. is affiliated with certain principals of LaSalle St. Securities, LLC. Consequently, in connection with the 2000
      Private Placement, LaSalle St. Securities was not issued warrants as a placement agent fee for the portion of the placement pertaining to LCM and the full selling concession was reimbursed to the fund.

(4) Represents 50,000 shares of common stock issuable upon the exercise of certain warrants issued to EBI Securities Corporation as fees payable in connection with mergers and acquisitions consulting services performed by EBI Securities Corporation on behalf of IBS Interactive. Include warrants to purchase 100,000 shares of common stock issued in connection with mergers and acquisitions consulting services performed on behalf of IBS Interactive.

(5)   Includes options to purchase 90,000 shares.

(6) Represents 11,945 shares of common stock issuable upon the exercise of certain warrants issued to LaSalle St. Securities, LLC as a placement agent fee in connection with the 2000 Private Placement.

                              PLAN OF DISTRIBUTION

      The selling stockholders may sell the common stock in whole or in part, from time to time, on the Nasdaq SmallCap Market or otherwise at prices and on terms prevailing or otherwise at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, in block trades in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock in amounts customary for the type of transaction effected. The selling stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the selling stockholders incurred in connection with the sale of shares.

      The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell the shares registered hereunder, they will cause to be furnished to each person to whom shares included in this prospectus may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person.

      The selling stockholders, and any other persons who participate in the sale of the shares offered in this prospectus, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, be deemed to be selling stockholders for purposes of this Prospectus.

      We have agreed to indemnify the holders of the securities registered under the registration statement that includes this prospectus and such security holders have agreed to indemnify us and our officers, directors, employees, agents and controlling persons from certain damages or liabilities arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in, or material omission or alleged omission from, the registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, to the extent such untrue statement or omission was made in the registration statement or other document in reliance upon information furnished by the indemnifying party.

                                  LEGAL MATTERS

      Certain legal matters with respect to the validity of the issuance of the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, Stamford, Connecticut.

                                     EXPERTS

      The consolidated balance sheets of IBS Interactive, Inc. and Subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and the balance sheet of digital fusion, inc. as of December 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the year then ended have been audited by BDO Seidman, LLP, independent auditors, as stated in their reports appearing, respectively, in our Annual Report on Form 10-KSB for the year ended December 31, 1999, incorporated by reference in this prospectus, and in our amended Current Report on Form 8-K/A filed on May 16, 2000, incorporated by reference in this prospectus, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of digital fusion, inc. (formerly ROI Consulting, Inc.) for the year ended December 31, 1998, included in the amended Current Report on Form 8-K/A of IBS Interactive, Inc. filed on May 16, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the costs and expenses payable by IBS in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable by the selling stockholders. All amounts are estimates except for the registration fee.

                                                             Amount to be
                                                                 Paid
                                                             --------------
Registration Fee..........................................      $    428.54
Legal Fees and Expenses...................................      $ 15,000.00
Accounting Fees and Expenses..............................      $  7,500.00
Blue Sky Fees and Expenses................................      $  5,000.00
Miscellaneous                                                   $  2,072.00
                                                             --------------

Total.....................................................      $ 30,000.54


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      As permitted by Section 145 of the Delaware General Corporation Law, IBS' Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware law no director shall be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) arising from payment of dividends or approval of a stock purchase in violation of Section 174 of the Delaware General Corporation Law, (2) for any breach of their duty of loyalty to IBS or IBS' stockholders, (3) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (4) for any action from which the director derived an improper personal benefit. While the Certificate provides protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the director's duty of care. Accordingly, the Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the Certificate described above apply to officers of IBS only if they are directors of IBS and are acting in their capacity as directors, and does not apply to officers of IBS who are not directors.

      In addition, IBS' By-Laws provide that IBS will indemnify its officers and directors, employees and agents, to the fullest extent permitted by Delaware law. Under Delaware law, directors and officers, as well as employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of IBS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy expressed in the Securities Act, and is, therefore, unenforceable.

ITEM 16.    EXHIBITS.

   EXHIBIT
   NUMBER    DESCRIPTION OF EXHIBIT

      5.1    Opinion of Kelley Drye & Warren LLP
     23.1    Consent of BDO Seidman, LLP
     23.2    Consent of Ernst & Young, LLP
     23.3    Consent  of Kelley  Drye & Warren  LLP  (included  in Exhibit
             5.1)
     24.1 Power of Attorney (included on signature page to this Registration Statement)

---------------

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cedar Knolls, state of New Jersey, on the 15th day of August, 2000.

                              IBS INTERACTIVE, INC.

                              By:     /S/ NICHOLAS R. LOGLISCI, JR.
                                 --------------------------------------------
                              Name:  Nicholas R. Loglisci, Jr.
                              Title:  President, Chief Executive Officer
                                      and Chairman

                                POWER OF ATTORNEY

      KNOWN BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints both Nicholas R. Loglisci, Jr. and Frank
R. Altieri, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3, or any related registration statement filed for the purpose of increasing the number of securities registered, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      In accordance with the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 15th day of August, 2000.

      SIGNATURE                           TITLE(S)

/S/ NICHOLAS R. LOGLISCI, JR.    President, Chief Executive Officer and Director
-----------------------------    (Principal Executive Officer)
 Nicholas R. Loglisci, Jr.

/S/ FRANK R. ALTIERI, JR.
-----------------------------    Chief Information Officer and Director
Frank R. Altieri, Jr.

/S/ HOWARD B. JOHNSON
-----------------------------    Chief Financial Officer (Principal Financial
Howard B. Johnson                and Accounting Officer)

/S/ DAVID FAEDER
-----------------------------    Director
David Faeder

/S/ BRUCE E. FIKE
-----------------------------    Director
Bruce E. Fike

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER    DESCRIPTION OF EXHIBIT

      5.1    Consent of Kelley Drye & Warren LLP
     23.1    Consent of BDO Seidman, LLP
     23.2    Consent of Ernst & Young, LLP
     23.3    Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1)